Exhibit 99.1
REPORT ON VOTING RESULTS
Annual Meeting of Shareholders
April 26, 2006

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on April 26, 2006 in New York, New York, U.S.A. At this meeting, there were 196 shareholders represented in person or by proxy holding 183,673,096 Common shares (the “Common Shares”), representing 79.4% of the issued and outstanding Common Shares and 17 shareholders represented in person or by proxy holding 6,139,365 Class A Redeemable Voting Preferred Shares (the “Preferred Shares”), representing 97.3% of the issued and outstanding Preferred Shares.
The following is a summary of the votes cast by the Common and Preferred shareholders represented at this meeting.
Election of Directors
All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

		% of Votes	Votes
Class	Votes For	Cast by Proxy	Withheld

Preferred shareholders	6,138,944	100%	Nil
Common shareholders	183,405,874	100%	43,701

With respect to the election of directors, the Corporation’s Articles of Incorporation, as amended, state that each Preferred Shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
The allocation of the votes among the elected directors is as follows:

Class	Director	Votes For

Preferred shareholders	Gordon E. Arnell	6,138,944
	William T. Cahill	6,138,944
	Richard B. Clark	6,138,944
	Jack L. Cockwell	6,138,944
	J. Bruce Flatt	6,138,944
	Roderick D. Fraser	6,138,944
	Paul D. McFarlane	6,138,944
	Allan S. Olson	6,138,944
	Sam Pollock	6,138,944
	Linda D. Rabbitt	6,138,944
	Robert L. Stelzl	6,138,944
	William C. Wheaton	6,138,944
	John E. Zuccotti	6,138,944

Class	Director	Votes For

Common shareholders	Gordon E. Arnell	179,771,658.5
	William T. Cahill	184,291,959.5
	Richard B. Clark	183,653,206.5
	Jack L. Cockwell	182,137,243.5
	J. Bruce Flatt	183,654,394.5
	Roderick D. Fraser	184,286,006.0
	Paul D. McFarlane	184,286,794.5
	Allan S. Olson	184,288,009.5
	Sam Pollock	182,424,334.5
	Linda D. Rabbitt	184,292,002.5
	Robert L. Stelzl	184,287,276.5
	William C. Wheaton	184,286,441.5
	John E. Zuccotti	183,218,944.5

Appointment of Auditors
The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes	Votes
			Cast by Proxy	Against

Preferred shareholders	Carried	6,138,944	100%	Nil
Common shareholders	Carried	183,389,246	100%	60,329

There were no other matters coming before the meeting that required a vote by either the Preferred or Common shareholders.

BROOKFIELD PROPERTIES CORPORATION
/s/ “Brett M. Fox”
Brett M. Fox
Date: May 26, 2006.	Senior Vice President and Corporate Counsel